AVROBIO, Inc.

One Broadway

14th Floor

Cambridge, MA 02142

May 2, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jenn Do, Mary Mast, Lauren Hamill and Chris Edwards

Re:	AVROBIO, Inc.

Acceleration Request for Registration Statement on Form S-4

File No. 333-277048

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AVROBIO, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 3, 2024, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our outside counsel, Goodwin Procter LLP, by calling Adam V. Johnson at (212) 459-7072. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Adam V. Johnson, by email to AdamJohnson@goodwinlaw.com or by facsimile to (212) 320-0632.

If you have any questions regarding this request, please contact Adam V. Johnson of Goodwin Procter LLP at (212) 459-7072.

Sincerely,
AVROBIO, INC.

/s/ Erik Ostrowski
Erik Ostrowski
President, Interim Chief Executive Officer, Chief Financial
Officer and Treasurer

cc:   Steven Avruch, AVROBIO, Inc.

Mitchell Bloom, Esq., Goodwin Procter LLP

Robert Masella, Esq., Goodwin Procter LLP

James Ding, Esq., Goodwin Procter LLP

Adam V. Johnson, Esq., Goodwin Procter LLP